EXHIBIT 99.4

                          VIDESH SANCHAR NIGAM LIMITED
                        Videsh Sanchar Bhavan, M.G. Road,
                             Fort, Mumbai -- 400 001

                                                          Press Release No. 6/02
                                                      MUMBAI 13TH FEBRUARY, 2002


                   VSNL TO BE A KEY COMPONENT OF TATA GROUP'S
                            HOLISTIC TELECOM STRATEGY

      The TATA group's acquisition of a 25% stake in VSNL represents a significant milestone in the Group's overall strategy of becoming a truly world class END-TO-END telecom services company. The acquisition provides an ideal opportunity for the TATA Group to seamlessly integrate its basic and cellular services business with VSNL's presence in the international long distance (ILD), ISP businesses and its imminent foray in the national long distance (NLD) space.

      With the TATA group's dominant presence in both infrastructure and access services, it would have a unique business advantage in terms of its ability to provide a full range of services to its customers and speedily respond to a very dynamic market, which is witnessing changes in customer behaviour, competition, M&A opportunities and technology.

      With the IT and Telecom sector in India poised for exponential growth in the next 5-10 years, subscribers to such services are expected to increase from 35 million in March 2001 to about 85 million in 2006. In terms of revenues by 2006, telecom services are expected to be a Rs. 66,000 crore market. With the robust, flexible and holistic business strategy in place, the TATA group is confident of emerging as a dominant player in the telecom services space by capturing a sizeable portion of this market. The company believes that in the not so distant future, the contribution by the infocom sector to the TATA Group's turnover and profits would be quite significant, thus ensuring a high return on investment for all its stakeholders.


                                                  By: /S/ G.C. BANIK
                                                      --------------------------
                                                      (DR. G.C. BANIK)
                                                      CHIEF GENERAL MANAGER (PR)

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